Exhibit 99.1

WNS Announces Contract Extension for CEO Keshav Murugesh to 2025

NEW YORK and MUMBAI, June 14, 2022 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced its Board of Directors has agreed with Keshav R. Murugesh, Chief Executive Officer (CEO), to extend the terms of his employment agreement to August 17, 2025.

“Keshav’s vision and leadership over the past 12 years have enabled WNS to navigate the rapidly changing services landscape and emerge a true leader in the BPM industry,” said Timothy Main, WNS’ Chairman of the Board. “Keshav and his team have driven the company’s transition from a legacy labor arbitrage BPO firm to a domain-intensive BPM solutions company delivering digital transformation for clients by combining technology, analytics, process expertise, and specialized resources. The Board of Directors remain confident in Keshav’s ability to continue leading WNS into the future, to successfully execute on our strategic plans, and to deliver enhanced value for all of our key stakeholders.”

“The BPM market continues to expand and evolve, as clients increasingly look for strategic partners to help them transform their business models and improve competitive positioning,” said Keshav R. Murugesh, WNS’ CEO. “I am proud of the progress we have made in bringing WNS to this point, and I am equally excited about the opportunity to help lead this company into the next phase of our ongoing journey.”

Since joining WNS as CEO in February of 2010, Mr. Murugesh has helped transform the company into an innovative BPM firm which works closely with clients to “co-create” customized solutions. WNS’ differentiated capabilities and unique approach have enabled the company to deliver best-in-class revenue growth and margins. Today, WNS has over $1 billion in revenue and more than 52,000 resources delivering services from 12 countries across the globe. Prior to this extension, Mr. Murugesh’s contract was set to expire in August 2023.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2022, WNS had 52,081 professionals across 54 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

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Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com